Exhibit 99.1

YONGHUI SUPERSTORES CO., LTD.

Consolidated Financial Statements

As at 31 December 2025 and for the period from 1 April 2025 to 31 December 2025

YONGHUI SUPERSTORES CO., LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Pages

Report of Independent Auditors	F-2

Consolidated statement of profit or loss for the period from 1 April 2025 to 31 December 2025	F-3
Consolidated statement of comprehensive income for the period from 1 April 2025 to 31 December 2025	F-4
Consolidated statement of financial position as at 31 December 2025	F-5 - F-6
Consolidated statement of changes in equity for the period from 1 April 2025 to 31 December 2025	F-7
Consolidated statement of cash flows for the period from 1 April 2025 to 31 December 2025	F-8 - F-9
Notes to Consolidated Financial Statements	F-10 - F-48

Report of Independent Auditors

To the directors of Yonghui Superstores Co., Ltd.

Opinion

We have audited the consolidated financial statements of Yonghui Superstores Co., Ltd. (the "Company") which comprise the consolidated statement of financial position as of 31 December 2025, and the consolidated statements of profit or loss, comprehensive income, changes in equity and the statement of cash flows for the period from 1 April 2025 to 31 December 2025, and the related notes (collectively referred to as the “Consolidated Financial Statements”).

In our opinion, except for the omission of the information described in the Basis for Qualified Opinion section of our report, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Group as at 31 December 2025, and the results of its operations and its cash flows for the period from 1 April 2025 to 31 December 2025 in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Qualified Opinion

The Company’s financial statements do not disclose the comparative figures or opening IFRS statement of financial position at the date of transition to IFRS. In our opinion, disclosure of this information is required by accounting principles generally required by IFRS Accounting Standards issued by the International Accounting Standards Board.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards issued by the International Accounting Standards Board, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's responsibilities for the audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by the directors, as well as evaluate the overall presentation of the financial statements.
•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Ernst & Young Hua Ming LLP

Shanghai , the People's Republic of China

29 June 2026

YONGHUI SUPERSTORES CO., LTD.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

	Notes	For the period from 1 April to 31 December 2025
		RMB’000
Revenue	4	35,455,246

Cost of sales	6	(29,199,976)

Gross profit		6,255,270

Other operating income	5.1	2,292,607
Selling and distribution expenses	6	(8,177,446)
Administrative expenses	6	(1,386,340)
Research and development costs	6	(4,394)
Credit loss on trade and other receivables		(10,575)
Impairment loss of goodwill	13	(3,661)
Impairment of long-term assets		(213,023)
Other operating expense		(347,356)

Operating loss		(1,594,918)

Other income	5.2	255,708
Share of profits of a joint venture and associates	14,15	35,876
Other expenses	5.3	(1,158,964)
Finance income	7.2	12,931
Finance costs	7.1	(491,155)
Loss before tax		(2,940,522)

Income tax expense	8	147,202
Loss for the period		(2,793,320)

Attributable to:
Equity holders of the parent		(2,699,905)
Non-controlling interests		(93,415)
		(2,793,320)

Loss per share
Basic and diluted, loss for the period attributable to ordinary equity holders of the parent		(0.29)

YONGHUI SUPERSTORES CO., LTD.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the period from 1 April to 31 December
2025
RMB’000
Loss for the period	(2,793,320)

Other comprehensive loss

Other comprehensive loss that may be reclassified to profit or loss in subsequent periods(net of tax):
Exchange differences on translation of foreign operations	(173)

Other comprehensive loss that will not be reclassified to profit or loss in subsequent periods(net of tax):
Loss on equity investments designated at fair value through other comprehensive loss:	(620)

Other comprehensive loss for the period, net of tax	(793)

Total comprehensive loss for the period, net of tax	(2,794,113)

Attributable to:
Equity holders of the parent	(2,700,698)
Non-controlling interests	(93,415)

(2,794,113)

YONGHUI SUPERSTORES CO., LTD.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Notes	As at 31 December 2025
		RMB’000
Assets
Non-current assets
Property, plant and equipment	9	5,595,527
Investment properties	10	278,546
Intangible assets	11	61,065
Right-of-use assets	12	7,908,576
Investment in a joint venture	14	29,898
Investments in associates	15	2,102,376
Non-current financial assets	16	3,051,000
Deferred tax assets	24	1,086,801
Other non-current assets		29,872

Total non-current assets		20,143,661

Current assets
Inventories	17	3,354,434
Trade receivables	18	184,280
Prepayments, deposits and other receivables	19	1,918,946
Current financial assets	16	1,558,690
Restricted cash	20	614,109
Cash and cash equivalents	20	2,687,866

Total current assets		10,318,325
Total assets		30,461,986

Equity and liabilities
Equity
Share capital	25	9,075,037
Share premium		4,256,359
Treasury shares		(488,768)
Statutory reserves		1,141,028
Other reserves		1,988
Accumulated deficits		(12,126,423)
Equity attributable to equity holders of the parent		1,859,221
Non-controlling interests		(218,414)
Total equity		1,640,807

YONGHUI SUPERSTORES CO., LTD.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

	Notes	As at 31 December 2025
		RMB’000
Non-current liabilities
Interest-bearing bank and other borrowings	22	818,900
Lease liabilities	12	9,203,262
Deferred tax liabilities	24	6,177
Deferred income		133,979

Total non-current liabilities		10,162,318

Current liabilities
Trade and other payables	21	13,952,314
Interest-bearing bank and other borrowings	22	3,928,290
Lease liabilities	12	633,645
Tax payable		5,964
Provision	23	138,648

Total current liabilities		18,658,861

Total liabilities		28,821,179
Total equity and liabilities		30,461,986

YONGHUI SUPERSTORES CO., LTD.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the period from 1 April 2025 to 31 December 2025

	Share capital	Share premium	Treasury shares	Statutory reserves	Other reserves	Accumulated deficits	Total	Non controlling interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
At 1 April 2025	9,075,037	4,256,359	(488,768)	1,141,028	2,781	(9,426,518)	4,559,919	(124,926)	4,434,993
Loss for the period from 1 April to 31 December 2025	-	-	-	-	-	(2,699,905)	(2,699,905)	(93,415)	(2,793,320)
Other comprehensive loss for the period from 1 April to 31 December 2025：
Changes in fair value of equity investments at fair value through other comprehensive loss, net of tax	-	-	-	-	(620)	-	(620)	-	(620)
Exchange differences on translation of foreign operations	-	-	-	-	(173)	-	(173)	-	(173)

Total comprehensive loss from 1 April to 31 December 2025	-	-	-	-	(793)	(2,699,905)	(2,700,698)	(93,415)	(2,794,113)
Disposal of subsidiaries	-	-	-	-	-	-	-	5,348	5,348
Other	-	-	-	-	-	-	-	(5,421)	(5,421)

At 31 December 2025	9,075,037	4,256,359	(488,768)	1,141,028	1,988	(12,126,423)	1,859,221	(218,414)	1,640,807

YONGHUI SUPERSTORES CO., LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the period from 1 April to 31 December
	Notes	2025
		RMB’000
Operating activities
Loss before tax		(2,940,522)
Adjustments for:
Finance costs	7	491,155
Finance income	7	(12,931)
Fair value gains of financial assets at fair value through profit or loss		92,053
Share of profits of a joint venture and associates	14,15	(35,876)
Gain on disposal of subsidiaries	5.2	(52,603)
Depreciation of property, plant and equipment	6	590,380
Amortisation of intangible assets	6	117,368
Depreciation of right of use assets	6	786,629
Depreciation of investment properties	10	8,101
Credit loss on trade and other receivables		10,575
Impairment of goodwill		3,661
Impairment of inventory		42,479
Impairment of long-term assets		213,023
Impairment of investments in associates and a joint venture	5.3	90,882
Recognition of government grants related to assets		(5,890)
Gain on disposal of property, plant and equipment	5	(1,621,139)
Loss on disposal of non-current assets	5.3	772,924
Foreign exchange loss		1,237

		(1,448,494)
Working capital changes:
Decrease in inventories		1,643,743
Decrease in trade and bills receivables		115,808
Decrease in prepayments		442,970
Decrease in deposits and other receivables		85,405
Increase in trade and bills payables		1,115,655
Decrease in other payables		(1,226,843)
Increase in pledged bank deposits		(424,216)
Increase in provision		(83,770)
Decrease in other non-current assets		31,331

Income tax paid		(178,348)

Net cash flows from operating activities		73,241

YONGHUI SUPERSTORES CO., LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

		For the period from 1 April to 31 December
	Note	2025
		RMB’000
Investing activities
Purchases of property, plant and equipment and intangible assets		(1,448,275)
Dividend received from associates		15,620
Disposal of investment in associates		234,736
Proceeds from disposal of financial asset at fair value through profit or loss		24,452,711
Acquisition of an investment in associates		(16,430)
Disposal of subsidiaries, net of cash disposed		11,314
Proceeds from disposal of property, plant and equipment		145,987
Increase in time deposits with original maturity of more than three months		(260,000)
Purchases of financial assets at fair value through profit or loss		(23,487,844)

Net cash flows used in investing activities		(352,181)

Financing activities
Proceeds from bank loans		2,667,741
Repayments of bank loans		(3,365,041)
Payment of principal portion of lease liabilities		(1,082,010)
Interest paid		(58,728)

Net cash flows used in financing activities		(1,838,038)

Net decrease in cash and cash equivalents		(2,116,978)
Cash and cash equivalents at 1 April 2025		4,805,072
Net foreign exchange difference		(228)

Cash and cash equivalents at 31 December 2025		2,687,866

Analysis of balances of cash and cash equivalents
Cash and bank balances	20	3,301,975
Less:
Time deposits with original maturity of more than three months when acquired	20	260,000
Restricted cash	20	354,109

		2,687,866

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

Yonghui Superstores Co., Ltd. ("the Company") is registered in Fujian Province, the People's Republic of China, listed on the Shanghai Stock Exchange (stock code 601933) since 2010.The Company's headquarters is located at No. 436, West Second Ring Middle Road, Fuzhou, Fujian Province.

The Group is principally engaged in selling of fresh produce, food and household goods, providing promotional services, logistics distribution service and property development and leasing service.

2.1	STATEMENT OF COMPLIANCE

The accompanying consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as approved by the International Accounting Standards Board (“IASB”), and were authorized for issue by the Group’s board of directors on 29 June 2026.

Material accounting policies adopted by the Group are disclosed below. The Group has consistently applied these accounting policies to all periods presented in these consolidated financial statements, unless otherwise stated.

The IASB has issued certain amendments to IFRS Accounting Standards that are first effective or available for early adoption for the current accounting period of the Group. Note 2.3 provides information on any changes in accounting policies resulting from initial application of these amendments to the extent that they are relevant to the Group for the current accounting period reflected in these financial statements.

2.2	BASIS OF PREPARATION

The consolidated financial statements provide financial information for the period from 1 April 2025 to 31 December 2025 as explained in Note 2.5.The Company became a significant equity method investee of MINISO Group Holding Limited on April 1, 2025 given the Company met certain significance thresholds of Reg S-X 3-09, which required separate financial statements of the Company for the period from 1 April 2025 to 31 December 2025 to be included in MINISO Group Holding Limited’s annual report according to Reg S-X 3-09. Thus, the consolidated financial statements are not presented in accordance with International Accounting Standard 1, Presentation of Financial Statements, as they do not include comparative figures, and the consolidated financial statements are not presented in accordance with International Financial Reporting Standards 1, First time Adoption of International Financial Reporting Standards, as they do not include in opening IFRS statement of financial position at the date of transition to IFRS as a first time adopter, both of which constitute a departure from IFRS as issued by the IASB.

The consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets which have been measured at fair value. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest thousand except when otherwise indicated.

The Group recorded a net loss attributable to owners of the parent of RMB2,699,905,000 for the period from 1 April 2025 to 31 December 2025. As at 31 December 2025, the Group’s current liabilities exceeded its current assets by RMB8,340,536,000.

The Group has formulated the following plans and measures to mitigate working capital pressure and improve its financial position:

(1) The Group’s strategic focus will transition from “rapid rectification” to “refined management” and “consolidation of professional capabilities”, entering the second phase of its strategic adjustment. By enhancing organizational efficiency, improving product quality, and building a strong market reputation for “Quality Yonghui” merchandise, the Group will deepen the outcomes of its transformation. These initiatives are expected to sustain retail business growth while simultaneously controlling costs and expenses and improving operating cash flows.

(2) The Group has secured sufficient bank credit facilities, which can be utilized to obtain bank financing to alleviate working capital pressure.

The aforementioned measures will support the Group’s ability to continue as a going concern, and there are no material impediments to their implementation. The Group expects to secure sufficient working capital and bank financing to sustain its normal operations. Accordingly, there are no material uncertainties that may cast significant doubt over the Group’s ability to continue as a going concern for a period of at least twelve months from the end of the reporting period. Therefore, it is appropriate to prepare these financial statements on a going concern basis.

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.3	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has not early adopted any other standard or amendment that has been issued but is not yet effective for the period from 1 April to 31 December 2025 as set out in Note 2.4.

2.4	ISSUED BUT NOT YET EFFECTIVE IFRS ACCOUNTING STANDARDS

The Group has not applied the following new and amended IFRS Accounting Standards, that have been issued but are not yet effective, in these financial statements. The Group intends to apply these new and amended IFRS Accounting Standards, if applicable, when they become effective.

IFRS 18	Presentation and Disclosure in Financial Statements[2]
IFRS 19 and its amendments	Subsidiaries without Public Accountability: Disclosures[2]
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments[1]
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity[1]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[3]
Amendments to IAS 21	Translation to a Hyperinflationary Presentation Currency[2]
Annual Improvements to IFRS Accounting Standards – Volume 11	Amendments to IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7[1]

[1]	Effective for annual periods beginning on or after 1 January 2026

[2]	Effective for annual/reporting periods beginning on or after 1 January 2027

[3]	No mandatory effective date yet determined but available for adoption

The Group is in the process of making an assessment of the impact of these new and amended standards upon initial application. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Entities are required to classify all income and expenses within the statement of profit or loss into one of the five categories: operating, investing, financing, income taxes and discontinued operations and to present two new defined subtotals. It also requires disclosure of management-defined performance measures in a note and introduces new requirements for aggregation and disaggregation of financial information. The new requirements are expected to impact the Group’s presentation of the statement of profit or loss and disclosures of the Group’s financial performance. So far, the Group considers that the new and revised standards are unlikely to have a significant impact on the Group’s results of operations and financial position.

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.5	MATERIAL ACCOUNTING POLICIES

Subsidiaries and non-controlling interests

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered.

The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases. Intra-group balances, transactions and cash flows and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Group, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Non-controlling interests are measured initially at their proportionate share of the subsidiary’s net identifiable assets at the date of acquisition.

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to equity shareholders of the Group. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of profit or loss and consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the period between non-controlling interests and the equity shareholders of the Group.

When the Group loses control of a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related non-controlling interests and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in that former subsidiary is measured at fair value when control is lost.

In the Group’s statement of financial position, an investment in a subsidiary is stated at cost less impairment losses.

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.5	MATERIAL ACCOUNTING POLICIES (continued)

Interests in associates and joint ventures

The Group’s interests in equity-accounted investees comprises interests in associates and joint ventures.

An associate is an entity in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries. The Group’s investments in its associates and joint ventures are accounted for using the equity method. Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). The cost of the investment includes purchase price, other costs directly attributable to the acquisition of the investment, and any direct investment into the associate or joint venture that forms part of the Group’s equity investment. Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment. At each reporting date, the Group assesses whether there is any objective evidence that the investment is impaired. Any acquisition-date excess over cost, the Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the reporting period are recognized in the consolidated statement of profit or loss, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognized in the consolidated statement of profit or loss and other comprehensive income.

When the Group’s share of losses exceeds its interest in associates and joint ventures, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest is the carrying amount of the investment under the equity method, together with any other long-term interests that in substance form part of the Group’s net investment in the associate and joint venture, after applying the ECL model to such other long-term interests where applicable.

Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent there is no evidence of impairment.

Goodwill

Goodwill represents the excess of:

(i)	the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest in the acquiree; over

(ii)	the net fair value of the acquiree’s identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognized immediately in profit or loss as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash-generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment.

On disposal of a cash-generating unit during the reporting period, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.5	MATERIAL ACCOUNTING POLICIES (continued)

Business combinations

Except for business combinations under common control, the Group accounts of business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assess whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of self-constructed items of property, plant and equipment includes the cost of materials, direct labor, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives and is generally recognized in profit or loss.

No depreciation is provided in respect of the construction in progress.

The estimated useful lives of property, plant and equipment are as follows:

Buildings	20-35 years
Leasehold improvements	5-10 years
Machines	5-10 years
Electronic devices	5 years
Tools and equipments	5 years
Motor vehicles	5-10 years

Amortization methods, useful lives and residual values, if any, are reviewed at each reporting date and adjusted if appropriate.

Intangible assets

Intangible assets that are acquired by the Group are stated at cost less accumulated amortization (where the estimated useful life is finite) and accumulated impairment losses.

Amortization is calculated to write off the cost of intangible assets with finite useful lives using straight-line method over their estimated useful lives and is generally recognized in profit or loss. Their estimated useful lives of intangible assets are as follows:

Software	5 years
Patent rights and unpatented technology	10 years
Customer relationship	10 years

Amortization methods and useful lives are reviewed at each reporting date and adjusted if appropriate.

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.5	MATERIAL ACCOUNTING POLICIES (continued)

Investment properties

Investment property refers to real estate held to earn rentals or for capital appreciation or both.

Investment property is initially measured at cost. Subsequent expenditure incurred in relation to investment property shall be included in the carrying amount of the investment property if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Otherwise, such expenditure is recognized as an expense in the period in which it is incurred.

The Group measures investment property subsequently using the cost model and depreciates it using the depreciation methods applicable to buildings and structures under fixed assets.

Leased assets

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.

As a lessee

Where the contract contains lease component(s) and non-lease component(s), the Group has elected not to separate non-lease components and accounts for each lease component and any associated non-lease components as a single lease component for all leases.

At the lease commencement date, the Group recognizes a right-of-use asset and a lease liability, except for short-term leases that have a lease term of 12 months or less and leases of low-value assets. When the Group enters into a lease in respect of a low-value asset, the Group decides whether to capitalize the lease on a lease-by-lease basis. The lease payments associated with those leases which are not capitalized are recognized as an expense on a systematic basis over the lease term.

Where the lease is capitalized, the lease liability is initially recognized at the present value of the lease payments payable over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using a relevant incremental borrowing rate. After initial recognition, the lease liability is measured at amortized cost and interest expense is calculated using the effective interest method. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and hence are charged to profit or loss in the accounting period in which they are incurred.

The right-of-use asset recognized when a lease is capitalized is initially measured at cost, which comprises the initial amount of the lease liability plus any lease payments made at or before the commencement date, and any initial direct costs incurred. Where applicable, the cost of the right-of-use assets also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, discounted to their present value, less any lease incentives received. The right-of-use asset is subsequently stated at cost less accumulated depreciation and impairment losses . Depreciation is calculated to write off the cost of items of right-of-use assets, using the straight-line method over the unexpired lease term.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or there is a change arising from the reassessment of whether the Group will be reasonably certain to exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use assets, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.5	MATERIAL ACCOUNTING POLICIES (continued)

Leased assets (continued)

As a lessee (continued)

The lease liability is also remeasured when there is a change in the scope of a lease or the consideration for a lease that is not originally provided for in the lease contract (“lease modification”) that is not accounted for as a separate lease. In this case the lease liability is remeasured based on the revised lease payments and lease term using a revised discount rate at the effective date of the modification. In some cases, the Group has taken advantage of the practical expedient not to assess whether the rent concessions are lease modifications, and recognized the change in consideration as negative variable lease payments in profit or loss in the period in which the event or condition that triggers the rent concessions occurred.

The Group presents right-of-use assets and presents lease liabilities separately in the consolidated statements of financial position.

Lessor

Where the Group is the lessor, assets leased by the Group are included in non-current assets, and rentals receivable are credited to the statement of profit or loss on the straight-line basis over the lease terms.

Credit losses and impairment of assets

(i)	Credit losses from financial instruments

The Group recognizes a loss allowance for expected credit losses (ECLs) on financial assets measured at amortized cost (including trade and other receivables).

For receivables that do not contain a significant financing component, the Group applies the simplified approach and measures loss allowances at an amount equal to lifetime expected credit losses.

Measurement of ECLs

For financial assets other than those subject to the simplified approach described above, the Group assesses at each balance sheet date whether the credit risk has increased significantly since initial recognition. If the credit risk has not increased significantly since initial recognition (Stage 1), the Group measures loss allowances at an amount equal to 12-month expected credit losses and recognizes interest income based on the gross carrying amount and the effective interest rate. If the credit risk has increased significantly since initial recognition but no credit impairment has occurred (Stage 2), the Group measures loss allowances at an amount equal to lifetime expected credit losses and recognizes interest income based on the gross carrying amount and the effective interest rate. If the financial asset is credit-impaired since initial recognition (Stage 3), the Group measures loss allowances at an amount equal to lifetime expected credit losses and recognizes interest income based on the amortised cost and the effective interest rate. For financial instruments that have low credit risk at the balance sheet date, the Group assumes that the credit risk has not increased significantly since initial recognition.

For information on the Group’s criteria for determining significant increase in credit risk and the definition of credit-impaired assets, refer to Note 29.

The Group’s method of measuring expected credit losses on financial instruments reflects the following factors: unbiased probability-weighted amounts determined by evaluating a range of possible outcomes, the time value of money, and reasonable and supportable information about past events, current conditions, and forecasts of future economic conditions that is available without undue cost or effort at the balance sheet date.

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.5	MATERIAL ACCOUNTING POLICIES (continued)

Credit losses and impairment of assets (continued)

(i)	Credit losses from financial instruments (continued)

Categories of portfolios and basis for determining them for measuring loss allowances based on credit risk characteristics

The Group considers the credit risk characteristics of different customers and, based on common risk characteristics, assesses the expected credit losses on receivables using an aging portfolio basis.

Aging calculation method for portfolio based on aging to identify credit risk characteristics

The Group determines aging based on the date of revenue recognition.

Criteria for recognizing loss allowances on an individual basis

If the credit risk characteristics of a counterparty are significantly different from those of other counterparties in the portfolio, the Group recognizes a loss allowance for the receivable from that counterparty on an individual basis.

Write-off policy

The Group directly reduces the carrying amount of a financial asset when the Group no longer has a reasonable expectation of recovering the contractual cash flows of the financial asset in whole or in part.

(ii)	Impairment of other non-current assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, an impairment loss previously recognized no longer exists or may have decreased:

•	property, plant and equipment;

•	right-of-use assets;

•	investment properties;

•	intangible assets;

•	goodwill;

•	interests in equity-accounted investees; and

•	investments in subsidiaries in the Group’s statement of financial position.

For cash-generating units (“CGUs”) where an indication of impairment is identified, an impairment assessment is performed by comparing the carrying value of the CGUs with their recoverable amounts. If the carrying value of the CGUs exceeds their recoverable amounts, the Group writes down the assets which belong to the CGUs to the estimated recoverable amounts.

•	Determination of CGUs

Assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs (e.g., the Group's individual self-operated stores).

•	Calculation of recoverable amount

The recoverable amount of an asset or a CGU is the higher of its fair value less costs of disposal and value in use.

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.5	MATERIAL ACCOUNTING POLICIES (continued)

Inventories

Inventories are finished goods which are held for sale, including the products placed at franchisees’ stores, and low value consumables to be consumed in the ordinary course of business.

Inventories are carried at the lower of cost and net realizable value.

Cost of inventories is calculated using the weighted average method.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized.

The amount of any write-down of inventories to net realizable value is recognized as an expense in the period the write-down occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

Contract liabilities

A contract liability is recognized when the customer pays non-refundable consideration before the Group recognizes the related revenue. A contract liability would also be recognized if the Group has an unconditional right to receive non-refundable consideration before the Group recognizes the related revenue. In such cases, a corresponding receivable would also be recognized.

For a single contract with the customer, either a net contract asset or a net contract liability is presented. For multiple contracts, contract assets and contract liabilities of unrelated contracts are not presented on a net basis.

Trade and other receivables

A receivable is recognized when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset.

Receivables are stated at amortized cost using the effective interest method less allowance for credit losses.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

Financial assets

Financial assets at fair value through profit or loss are recorded as current financial assets and non-current financial assets in the statement of financial position. This category includes stocks, mutual funds, structured deposits, and unlisted investments. Dividends on listed equity investments are recognised as other income in the statement of profit or loss when the right of payment has been established.

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.5	MATERIAL ACCOUNTING POLICIES (continued)

Trade and other payables

Trade and other payables are initially recognized at fair value and subsequently stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new shares are recognized in equity as a deduction, net of tax, from the proceeds.

Interest-bearing borrowings

Interest-bearing borrowings are measured initially at fair value less transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost using the effective interest method. Interest expense is recognized in accordance with the Group’s accounting policy for borrowing costs.

Employee benefits

(i)            Short term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(ii)            Contributions to defined contribution plans

Pursuant to the relevant laws and regulations of the PRC, the Group’s subsidiaries in Chinese Mainland participate in a defined contribution of basic pension insurance in the social insurance system established and managed by government organizations. The Group makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are recognized as part of the cost of assets or charged to profit or loss as the related services are rendered by the employees.

The Group participates in various defined contribution retirement benefit plans which are available to all other overseas subsidiaries. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a fund and the Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee services in the current and prior periods. The Group’s contributions to the defined contribution plans are expensed as incurred.

(iii)          Termination benefits

Termination benefits are recognized at the earlier of when the Group can no longer withdraw the offer of those benefits and when it recognizes restructuring costs involving the payment of termination benefits.

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.5	MATERIAL ACCOUNTING POLICIES (continued)

Income tax

Income tax for the period comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the end of each reporting period, and any adjustment to tax payable in respect of previous periods. The amount of current tax payable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits. Deferred tax is not recognized for:

•	temporary differences arising from the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit nor taxable profit (or deductible loss) and does not give rise to equal taxable and deductible temporary differences;

•	temporary differences relating to investments in subsidiaries to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future; and

The Group recognized deferred tax assets and deferred tax liabilities separately in relation to its lease liabilities and right-of-use assets.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, the future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date, and reflects uncertainty related to income taxes, if any. The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and deferred tax liabilities are offset if all of the following conditions are met:

•	the taxable entity has a legally enforceable right to set off current tax assets against current tax liabilities;

•	they relate to income taxes levied by the same taxation authority on either;

•	the same taxable entity; or

•	different taxable entities, which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.5	MATERIAL ACCOUNTING POLICIES (continued)

Provisions and contingent liabilities

Provisions are recognized when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Revenue and other income

Income is classified by the Group as revenue when it arises from the sale of products and the provision of services.

Revenue is recognized when control over the product or service is transferred to the customer, at the amount of promised consideration to which the Group is expected to be entitled in exchange for the satisfaction of a specific performance obligation, excluding those amounts collected on behalf of third parties. Revenue excludes value added tax or other sales taxes and is after deduction of any sales rebates and sales return.

The Group takes advantage of the practical expedient in IFRS 15-Revenue from Contracts with Customers and does not adjust the consideration for the effects of any significant financing component if the expected period of financing is 12 months or less.

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.5	MATERIAL ACCOUNTING POLICIES (continued)

Revenue and other income (continued)

Further details of the Group’s revenue and other income recognition policies are as follows:

Sales of products

The Group engages in the retail of goods and fulfils its performance obligations by delivering goods to customers. Revenue is recognized when the customer receives the goods, after considering the following indicators of control transfer: the Group’s present right to payment for the goods, transfer of the significant risks and rewards of ownership, transfer of legal title, transfer of physical possession, and customer acceptance of the goods.

For sales with a right of return, the Group recognizes revenue at the amount of consideration to which it expects to be entitled (i.e., excluding products expected to be returned) when the customer obtains control of the related goods. A refund liability is recognized for the amount expected to be refunded to customers. Concurrently, an asset for the right to recover returned goods is recognized at an amount equal to the former carrying amount of the goods less any expected costs to recover the goods (including any potential impairment in value of the returned goods). The cost of sales is recognized at the carrying amount of the transferred goods less the carrying amount of the aforementioned asset. At each reporting date, the Group reassesses its estimates of future sales returns and remeasures the aforementioned asset and liability accordingly.

The Group determines the standalone selling price of loyalty/reward points based on redemption policies and estimated redemption rates. The transaction price is allocated between the goods and the points based on their relative standalone selling prices. Revenue allocated to the points is recognized when the customer redeems the points for goods (i.e., obtains control of the redeemed goods) or when the points expire.

For goods acquired from third parties and subsequently transferred to customers, the Group assesses whether it acts as a principal or an agent by evaluating the legal form of the contract and relevant facts and circumstances (e.g., primary responsibility for fulfilling the promise to provide the goods, inventory risk before or after transfer, and discretion in establishing prices). The Group concludes that it obtains control of the goods before transfer to the customer, as it has the ability to direct the use of the goods and obtain substantially all of the remaining economic benefits. Therefore, the Group acts as a principal and recognizes revenue at the gross amount of consideration received or receivable upon delivery and customer acceptance of the goods. Otherwise, if the Group does not obtain control of the goods prior to transfer, the arrangement is substantively an agency arrangement (i.e., facilitating transactions between upstream suppliers and downstream customers for a commission). In such cases, the Group acts as an agent and recognizes revenue at the net amount of the commission fee it expects to be entitled to, calculated as the gross consideration received or receivable less amounts payable to other parties, at the point when the agency service is completed.

Services revenue

Service contracts between the Group and its customers typically include performance obligations such as display services, warehousing services, and maintenance and repair services. Since the customer simultaneously receives and consumes the economic benefits provided by the Group’s performance as the Group performs, and the Group has an enforceable right to payment for performance completed to date throughout the contract period, these performance obligations are satisfied over time. Revenue is recognized based on the progress towards complete satisfaction of the performance obligation, unless such progress cannot be reasonably determined. The Group measures progress using a time-based method. When progress cannot be reasonably determined, revenue is recognized only to the extent of costs incurred that are expected to be recoverable, until such time as progress can be reasonably measured.

Finance income

Finance income is recognized as it accrues using the effective interest method.

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

2.5	MATERIAL ACCOUNTING POLICIES (continued)

Government grants

Government grants are recognized in the statement of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as other income in profit or loss based on the timing of when the related costs for which the grants are intended to compensate are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in profit or loss over the useful life of the asset by way of reduced depreciation expense.

Foreign currency transactions

Transactions in foreign currencies are translated into the functional currency of the Group using the exchange rates prevailing at the dates of the transactions. Exchange differences arising from the settlement of such transactions and from the retranslation at the year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of profit or loss.

Borrowing costs

Borrowing costs that are directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

Related parties

(a)            A person, or a close member of that person’s family, is related to the Group if that person:

(i)             has control or joint control over the Group;

(ii)            has significant influence over the Group; or

(iii)           is a member of the key management personnel of the Group or the Group’s parent.

(b)           An entity is related to the Group if any of the following conditions applies:

•	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

•	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

•	Both entities are joint ventures of the same third party.

•	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

•	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

•	The entity is controlled or jointly controlled by a person identified in (a).

•	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

•	The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the Group’s parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

Judgements

In the process of applying the Group’s accounting policies, management has made the following judgements apart from those involving estimations which have the most significant effect on the amounts recognised in the financial statements.

(a)	Principal

For businesses where the Group obtains goods from a third party and then transfers them to customers, the Group assumes the primary responsibility for transferring the goods to the customer, bears the inventory risk of the goods before or after the transfer, and has the right to autonomously determine the price of the traded goods or services. The Group considers that, prior to transferring goods to customers, it can direct the use of the goods and obtain substantially all the economic benefits therefrom, thereby possessing control over the goods. The Group is the principal and recognizes revenue based on the gross amount of consideration received or receivable.

(b)	Business Model

The classification of financial assets at initial recognition depends on the business model for managing those financial assets. In assessing the business model, the Group considers various factors, including how the performance of financial assets is evaluated and reported to key management personnel, the risks that affect the performance of financial assets and how they are managed, and how relevant business managers are compensated. When assessing whether the objective is to collect contractual cash flows, the Group needs to analyze and judge the reasons, timing, frequency, and value of any sales of the financial assets before their maturity.

(c)	Contractual Cash Flow Characteristics

The classification of financial assets upon initial recognition depends on their contractual cash flow characteristics. It is necessary to assess whether the contractual cash flows are solely payments of principal and interest on the principal amount outstanding. When making this assessment, if the contract terms include a modification of the time value of money, it is necessary to evaluate whether such modification is significantly different from the benchmark cash flows; for financial assets containing prepayment features, it is necessary to judge whether the fair value of the prepayment feature is insignificant, among other considerations.

(d)	Lease Term – Lease Contracts Containing Renewal Options

The lease term is the non-cancellable period for which the Group has the right to use an underlying asset. If the lease contract contains a renewal option and the Group is reasonably certain to exercise that option, the lease term also includes the period covered by the renewal option. In assessing whether it is reasonably certain to exercise a renewal option, the Group considers all relevant facts and circumstances that create an economic incentive for it to exercise the option, including anticipated changes in facts and circumstances between the commencement date and the exercise date of the option. After the commencement date, if a significant event or change within the Group's control occurs and affects whether the Group is reasonably certain to exercise a renewal option, the Group reassesses whether it will exercise that option and revises the lease term accordingly.

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

3.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.

(a)	Impairment of property, plant and equipment

Items of property, plant and equipment are tested for impairment if there is any indication that the carrying value of these assets may not be recoverable and the assets are subject to an impairment loss. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. The value-in-use calculation requires the Group to estimate the future cash flows expected to arise from the relevant cash-generating unit and a suitable discount rate is used in order to calculate the present value.

(b)	Impairment of trade receivables and other receivables

The impairment provisions for trade receivables and other receivables are based on assumptions about expected credit losses. The Group uses judgements in making these assumptions and selecting the inputs to the impairment calculation, based on the number of days that an individual receivable is outstanding as well as the Group’s historical experience and forward-looking information at the end of each reporting period. Changes in these assumptions and estimates could materially affect the results of the assessment and it may be necessary to make an additional impairment charge to profit or loss. Further details of the trade receivables and other receivables are given in note 18 and note 19 to the financial statements, respectively.

(c)	Fair Value of Unlisted Equity Investments

The Group applies the market approach to determine the fair value of its unlisted equity investments. This requires the Group to identify comparable listed companies, select appropriate market multiples, estimate a liquidity discount, among other steps, and therefore involves uncertainty.

(d)	Customer Loyalty Program

The Group makes a reasonable estimate of the stand-alone selling price of award credits for allocating the transaction price, after considering all relevant information, including the value of the free goods or discounts a customer can obtain upon redemption and the likelihood of customers exercising their redemption rights. When estimating the likelihood of redemption, the Group conducts a comprehensive analysis based on historical redemption data, current redemption trends, and factors such as changes in future customer demand and market trends. The Group reassesses the expected redemption rate of award credits at least at each balance sheet date and recalculates the revenue to be recognized and the remaining balance related to the award credits based on the reassessment results.

(e)	Lessee's Incremental Borrowing Rate

For leases where the interest rate implicit in the lease cannot be readily determined, the Group uses the lessee's incremental borrowing rate as the discount rate to calculate the present value of lease payments. When determining the incremental borrowing rate, the Group uses observable interest rates in the economic environment as a reference basis. Building on this foundation, the Group makes adjustments to the reference rate based on specific lease details such as its own credit standing, the nature of the underlying asset, the lease term, and the amount of the lease liability to arrive at the applicable incremental borrowing rate.

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

4	REVENUE

Revenue is analysed as follows:

For the period from 1 April to 31 December
2025
RMB’000
Revenue from contracts with customers	34,942,904
Rental income	512,342

Total	35,455,246

(a)	Disaggregated revenue information for revenue from contracts with customers

For the period from 1 April to 31 December
2025
RMB’000
Types of goods or services
Fresh Food Processing	17,030,212
Food & Grocery	17,912,692
Rental income	512,342

Total	35,455,246

Timing of revenue recognition
Goods transferred at a point in time	34,942,904
Revenue from other sources-rental income from tenants	512,342

Total	35,455,246

The following table shows the amounts of revenue recognised in the current reporting period that was included in contract liabilities at the beginning of the reporting period and recognised from performance obligations satisfied in previous periods:

For the period from 1 April to 31 December
2025
RMB’000
Amounts included in contract liabilities at the beginning of the period	4,872,931
Performance obligations satisfied in previous years	1,987,621

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

5.            OTHER INCOME AND EXPENSES

5.1          Other operating income

For the period from 1 April to 31 December
2025
RMB’000
Government grants	43,134
Net gain on disposal of property, plant and equipment	1,621,139
Supplier fee	580,335
Others	47,999
Total other operating income	2,292,607

5.2          Other income

For the period from 1 April to 31 December
2025
RMB’000
Fair value gains of financial assets at fair value through profit or loss	203,105
Gain on disposal of subsidiaries	52,603
Total other income	255,708

5.3          Other expenses

For the period from 1 April to 31 December
2025
RMB’000
Fair value loss of financial assets at fair value through profit or loss	295,158
Impairment of investment in associates and joint venture	90,882
Loss on disposal of non-current assets	772,924
Total other expenses	1,158,964

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

6.	EXPENSES BY NATURE

For the period from 1 April to 31 December
2025
RMB’000
Cost of inventories	29,199,976
Payroll and employee benefits	5,120,504
Depreciation and amortization	1,502,478
Charges for water and electricity	762,204
Low-value consumables	543,385
Logistics expenses	438,713
Rental and related expenses	307,795
Promotion and advertising expenses	268,421
Travelling expenses	180,140
Other expenses	444,540
Total cost of sales, selling and distribution, research and development costs and administrative expenses	38,768,156

7.	FINANCE COSTS AND INCOME

7.1	Finance costs

An analysis of finance costs from continuing operations is as follows:

For the period from 1 April to 31 December
2025
RMB’000
Interest on bank loans, overdrafts and other loans	65,290
Interest on lease liabilities	425,865

Total finance cost	491,155

7.2	Finance income

For the period from 1 April to 31 December
2025
RMB’000
Interest income from cash and cash equivalents	12,931

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

8.	INCOME TAX

For the period from 1 April to 31 December
2025
RMB’000
Provision for the period	(49,754)
Deferred tax (note 24)	(97,448)

Tax credit for the period	(147,202)

A reconciliation of the tax credit applicable to loss before tax at the statutory tax rate to the tax expense at the effective tax rate is as follows:

For the period from 1 April to 31 December
2025
RMB’000
Loss before tax	(2,940,522)

Tax at the statutory tax rate of 25%	(735,131)
Effect on opening deferred tax of decrease in tax rates	130,209
Adjustments in respect of current tax of previous periods	1,640
Income not subject to tax	19,806
Expenses not deductible for tax	2,298
Effect of withholding tax on the dividend income from a joint venture	2,570
Tax losses utilised from previous periods	19,100
Tax losses not recognised	412,306

Tax credit at the effective rate of 3%	(147,202)

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

9.	PROPERTY, PLANT AND EQUIPMENT

As at 31 December 2025
RMB’000
Buildings	3,610,552
Machines	1,387,918
Motor vehicles	230,234
Electronic devices	472,251
Tools and equipments	904,636
Construction in progress	31,769
Leasehold improvements	4,172,822
10,810,182

Accumulated depreciation and impairment	(5,214,655)
5,595,527

Depreciation expense for the period was RMB 590,380,000.

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

10.	INVESTMENT PROPERTIES

2025
RMB’000
Opening balance at 1 April 2025	286,647
Depreciation charge for the period	(8,101)

Closing balance at 31 December 2025	278,546

The investment properties represents the portions of Yonghui City Life Plaza and Dongzhan Commercial Building held for rental purposes under operating leases.

11.	INTANGIBLE ASSETS

As at 31 December 2025
RMB’000
Software	1,525,849
Non-patent technology	26,149
Customer relationship	120,952
1,672,950

Accumulated amortisation and impairment	(1,611,885)
61,065

Amortisation expense for the period was RMB117,368,000.

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	LEASES

The Group as a lessee

The Group has lease contracts for various items of plant and machinery, motor vehicles and other equipment used in its operations. Lump sum payments were made upfront to acquire the leased land from the owners with lease periods of 20 to 30 years, and no ongoing payments will be made under the terms of these land leases. Leases of plant and machinery generally have lease terms between 3 and 5 years, while motor vehicles generally have lease terms between 2 and 5 years. Other equipment generally has lease terms of 12 months or less and/or is individually of low value. Generally, the Group is restricted from assigning and subleasing the leased assets outside the Group.

(a)	Right-of-use assets

The carrying amounts of the Group’s right-of-use assets are as follows:

As at 31 December 2025
RMB’000
Leasehold land	15,305,697
Buildings	689,311
15,995,008

Accumulated amortisation and impairment	(8,086,432)
7,908,576

Depreciation expense for the period was RMB786,629,000.

The maturity analysis of lease liabilities is disclosed in note 29.

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.	LEASES (continued)

The amounts recognised in profit or loss in relation to leases are as follows:

For the period from 1 April to 31 December 2025
RMB’000
Interest on lease liabilities	425,865
Depreciation expense of right-of-use assets	786,629
Expense relating to short-term leases (included in cost of sales)	31,236
Variable lease payments not included in the measurement of lease liabilities	12,377
Impairment of right-of-use assets	135,378

Total amount recognised in profit or loss	1,391,485

The Group as a lessor

The Group leases its investment properties (note 10) consisting of three commercial properties and one industrial property in under operating lease arrangements. The terms of the leases generally require the tenants to pay security deposits and provide for periodic rent adjustments according to the then prevailing market conditions. Rental income recognised by the Group during the period from the 1 April 2025 to 31 December 2025 was RMB512,342,000 (note 4).

As at 31 December 2025, the undiscounted lease payments receivable by the Group in future periods under operating leases with its tenants are as follows:

As at 31 December 2025
RMB’000
Within one year	497,053
After one year but within two years	172,626
After two years but within three years	89,251
After three years but within four years	31,493
After four years but within five years	21,240
After five years	31,959

Total	843,622

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

13.	GOODWILL

RMB’000
At 1 April 2025:
Cost	309,118
Accumulated impairment	(305,457)

Net carrying amount	3,661

Cost at 1 April 2025, net of accumulated impairment	3,661
Impairment during the period	(3,661)

Cost and net carrying amount at 31 December 2025	-

At 31 December 2025:
Cost	309,118
Accumulated impairment	(309,118)

Net carrying amount	-

Goodwill acquired through business combinations is allocated to the cash-generating unit for impairment testing:

Carrying amount	RMB’000
Shanghai Dongzhan International Trade Co.,LTD (Shanghai Dongzhan CGU)	15,764

The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill:

•	Discount rates – The discount rates used are before tax and reflect specific risks relating to the relevant units.

•	Growth rate – The growth rate is derived from industry growth forecasts.

For Shanghai Dongzhan, the recoverable amount of CGU was determined based on the present value of estimated future cash flows based on financial budgets covering a five-year period approved by management.

The pre-tax discount rate applied to the cash flow projections of Shanghai Dongzhan was 11% and reflects specific risks relating to the CGU. The cash flows beyond the five-year period were extrapolated using a growth rate of 2%. This growth rate did not exceed the long-term average growth rate for the business in which the CGU operates.

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

14.	INVESTMENT IN A JOINT VENTURE

As at 31 December 2025
RMB’000
Share of net assets	29,898
Goodwill	-
Aggregate carrying amount of the Group's investment in the joint venture	29,898

Share of the joint venture's profit for the period	1,367

The joint venture was accounted for using equity method. Unanimous agreements of the joint venture were required for key investments and operational decisions in the joint venture.

The Group’s related party transactions with the joint venture are disclosed in note 27 to the financial statements.

Particulars of the joint venture at the end of the reporting period are as follows:

Name	Particulars of issued shares held	Place of incorporation	Percentage of ownership interest	Principal activities
Yonghui Caishixian Development Co., Ltd.	Ordinary shares	China mainland	32.12	Food Processing

15.	INVESTMENTS IN ASSOCIATES

As at 31 December 2025
RMB’000
Share of net assets	1,891,607
Goodwill	210,769
Aggregate carrying amount of the Group's investment in the associates	2,102,376

Share of associates’ profit for the period	34,509
Share of associates’ other comprehensive loss	(25,211)

The associates were accounted for using equity methods.

The Group’s related party transactions with the associates are disclosed in note 27 to the financial statements.

Particulars of the material associates as at the end of the reporting period are as follows:

Name	Particulars of issued shares held	Place of incorporation	Percentage of ownership interest attributable to the Group	Principal activity
Fujian Huatong Bank Co., Ltd. (“Huatong Bank”)	Ordinary shares	China mainland	29.80	Food Processing
Chengdu Hongqi Chain Co., Ltd. (“Hongqi Chain”)	Ordinary shares	China mainland	8.99	Financial Services

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

15.	INVESTMENTS IN ASSOCIATES (continued)

The following table illustrates the summarized financial information in respect of Huatong Bank and Hongqi Chain adjusted for any differences in accounting policies and reconciled to the carrying amount in the consolidated financial statements:

As at 31 December 2025

	Huatong Bank	Hongqi Chain
	RMB’000	RMB’000
Current assets	29,839,139	5,150,472
Non-current assets	5,097,363	3,154,540
Current liabilities	(25,306,939)	(3,209,984)
Non-current liabilities	(7,131,121)	(307,100)
Net assets	2,498,442	4,787,928
Non-controlling interests	-	(660)
Net assets attributable to the parent	2,498,442	4,787,268

Reconciliation to the Group’s interest in the associate:
Proportion of the Group’s ownership	29.80	8.99
Group’s share of net assets of the associate	744,536	430,375
Goodwill	1,381	348,196
Carrying amount of the investment	745,917	778,571

For the period from 1 April2025 to 31 December 2025
Revenue	718,382	7,076,296
Profit for the period	45,028	324,037
Other comprehensive loss	(84,599)	-
Total comprehensive (loss)/ income for the period	(39,571)	324,037

(Where there is a quoted market price for the material associate)
Fair value of the Group’s investment	-	726,046

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

16.	FINANCIAL ASSETS

As at 31 December 2025
Financial assets at fair value through profit or loss	RMB’000
Current:
Listed equity investments	98,764
Mutual funds	757,118
Structured deposits	702,808
Subtotal	1,558,690

Non-current:
Unlisted investments, at fair value	3,051,000

Total	4,609,690

The following is an overview of significant unobservable inputs used in Level 3 fair value measurements:

	Valuation technique	Significant unobservable inputs	Range
Unlisted equity investments
Dalian Wanda Commercial Management Group Co., Ltd.	Market Approach	Price-to-Book Ratio, Liquidity Discount	Lower Price-to-Book Ratio, Higher Liquidity Discount, Lower Fair Value

17.	INVENTORIES

As at 31 December 2025
RMB’000
Raw materials	1,836
Low-value consumption goods	29,026
Finished goods	3,323,572

Total	3,354,434

18.	TRADE RECEIVABLES

As at 31 December 2025
RMB’000
Receivables from third-party customers	243,945
Receivables from related parties	18,751
262,696

Allowance for expected credit losses	(78,416)
Total	184,280

The Group does not hold any collateral or other credit enhancements over these balances. Movements in the loss allowance for trade receivables are as follows:

2025
RMB’000
At 1 April 2025	97,538
Provision for expected credit losses	7,985
Write-off	(24,322)
Disposal of subsidiaries	(2,785)

At 31 December 2025	78,416

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

19.	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

As at 31 December 2025
RMB’000
Current

Prepayments	336,588
Deposits and other receivables	380,712
Other current assets	909
Input VAT	1,272,713
Others	6,910
1,997,832

Less: loss allowance	(78,886)

Carrying amount at 31 December 2025	1,918,946

Movements in the loss allowance for other receivables are as follows:

2025
RMB’000
At 1 April 2025	111,270
Provision for expected credit losses	2,590
Write-off	(30,296)
Disposal of subsidiaries	(4,678)

At 31 December 2025	78,886

20.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

As at 31 December 2025
RMB’000
Cash and bank balances	3,301,975
Less: Time deposits	260,000
Bank deposits frozen for legal proceedings	339,942
Accrued bank interest	14,167

Total cash and cash equivalents	2,687,866

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

21.	TRADE AND OTHER PAYABLES

As at 31 December 2025
RMB’000
Trade payables	6,756,183
Contract liabilities (a)	3,931,967
Payable relating to construction projects	890,995
Accrued expenses	666,466
Payroll payable	604,263
Deposits	383,032
Output VAT to be transferred	365,439
Other taxes payable	102,687
Others	251,282

Total	13,952,314

Note:

(a)	Details of contract liabilities are as follows:

As at 31 December 2025
RMB’000
Advance from customers	3,895,438
Customer loyalty points	26,551
Others	9,978

Total contract liabilities	3,931,967

22.	INTEREST-BEARING BANK AND OTHER BORROWINGS

As at 31 December 2025
RMB’000
Unsecured:
Bank loans (i)	4,700,213
Borrowings from a related party (ii)	46,977
Total	4,747,190
Amounts due within one year included in current liabilities	(3,928,290)

Amounts due over one year included in non-current liabilities	818,900

Notes:

(i)	As at 31 December 2025, bank loans carried a weighted average effective interest rate ranging from 2.24% to 2.44%.

(ii)	Subsidiaries of the Group renewed borrowings totaling RMB 46,250,000 from ParknShop (China) Investment Co., Ltd.(note 27) at an interest rate of 4.75%, maturing on May 8, 2026.

23.	PROVISION

RMB’000
At 1 April 2025	25,420
Additions	131,431
Payments	(18,203)

At 31 December 2025	138,648

Portion classified as current liabilities	138,648

Non-current portion	-

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

24.	DEFERRED TAX

As at 31 December 2025
RMB’000
Deferred tax assets:
Lease liabilities	1,344,777
Tax losses carried forward	686,859
Allowance for impairment losses	135,424
Credit loss on trade and other receivables	19,723
Provision	13,758
Deferred income	12,393
Customer loyalty points	5,236
Total deferred tax assets	2,218,170

Deferred tax liabilities:
Right-of-use assets	1,029,619
Changes in fair value of financial assets	91,975
One-time tax deduction for fixed assets	6,833
Fair value adjustments in business combinations not under common control	6,290
Receivables from finance Leases	2,829
Total deferred tax liabilities	1,137,546

Presentation in the consolidated statement of financial position:
Deferred tax assets	1,086,801
Deferred tax liabilities	6,177

The Group only recognizes deferred income tax assets for cumulative tax losses if it is probable that future taxable amounts will be available to utilize those tax losses.

25.	SHARE CAPITAL

As at 31 December 2025
RMB’000
Issued and fully paid:
9,075,036,993 ordinary shares	9,075,037

A summary of the movements in the Group’s share capital is as follows:

	Number of shares in issue	Share capital
		RMB’000
At 1 April 2025 and at 31 December 2025	9,075,036,993	9,075,037

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

26.	NOTES TO THE STATEMENT OF CASH FLOWS

(a)	Reconciliation of liabilities arising from financing activities

	Interest-bearing bank borrowings	Finance leases/ Lease liabilities
	RMB’000	RMB’000
At 1 April 2025	5,379,200	15,538,976
Changes from financing cash flows	(697,300)	(1,082,010)
New leases	-	2,166,856
Interest expense	65,290	425,865
Disposition	-	(7,212,780)

At 31 December 2025	4,747,190	9,836,907

(b)	Disposal of subsidiaries

The Company entered into an Equity Transfer Agreement with a third party in April 2025, pursuant to which 100% equity interests in Heilongjiang, Jilin, and Songyuan Yonghui Supermarkets were transferred for a total consideration of RMB23,450,000.

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	RELATED PARTY TRANSACTIONS

(a)	Name and relationship with related parties

The table below set forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the Group
Yonghui Caishixian Development Co., Ltd.	Joint venture
Chengdu Hongqi Chain Co., Ltd.	Associate
Fujian Huatong Bank Co., Ltd.	Associate
Xiangcun High-Tech Agriculture Co., Ltd.	Associate
Fujian Minwei Industrial Co., Ltd.	Associate
Fujian Xingyuan Agriculture & Animal Husbandry Technology Co., Ltd.	Associate
Beijing Youyi Envoy Trading Co., Ltd.	Associate
Sichuan Yongchuang Yaohui Supply Chain Management Co., Ltd.	Associate
Fuzhou YiJiuSanSan Bean Products Co., Ltd.	Associate
1233 International Supply Chain Management Co., Ltd.	Associate
Yunda Online (Shenzhen) Technology Co., Ltd.	Associate
Shanghai Xuanhui Business Services Technology Co., Ltd.	Associate
Yonghui Yunjin Technology Co., Ltd.	Associate
Tencent Cloud Computing (Beijing) Co., Ltd.	A subsidiary of Linzhi Tencent Technology Co., Ltd., which holds 5.27% equity interest in the Group
Shenzhen Tencent Computer Systems Co., Ltd.	A subsidiary of Linzhi Tencent Technology Co., Ltd., which holds 5.27% equity interest in the Group
Miniso Youxuan Technology (Guangzhou) Co., Ltd.	A subsidiary of Guangdong Juncai International Trading Co., Ltd., which holds 29.4% equity interest in the Group
ParknShop (China) Investment Co., Ltd.	Non-controlling interest of the Group’s subsidiaries
Fujian Xuanhui Real Estate Development Co., Ltd.	Companies controlled by Mr. Zhang Xuansong, who holds 8.72% equity interest in the Group
Fuzhou Xuanhui Real Estate Co., Ltd.	Companies controlled by Mr. Zhang Xuansong, who holds 8.72% equity interest in the Group
Sanming Xuanhui Real Estate Co., Ltd.	Companies controlled by Mr. Zhang Xuansong, who holds 8.72% equity interest in the Group
Yonghui (Pucheng) Real Estate Development Co., Ltd.	Companies controlled by Mr. Zhang Xuansong, who holds 8.72% equity interest in the Group
Zhang Xuansong	A natural person holding 8.72% equity interest in the Group

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	RELATED PARTY TRANSACTIONS (continued)

(b)	Transactions with related parties

For the period from 1 April to 31 December 2025
RMB’000
Purchase of products
- Yonghui Caishixian Development Co., Ltd. and its subsidiaries	368,633
- Beijing Youyi Envoy Trading Co., Ltd.	357,066
- 1233 International Supply Chain Management Co., Ltd. and its subsidiaries	189,871
- Sichuan Yongchuang Yaohui Supply Chain Management Co., Ltd.	218,019
- Fujian Xingyuan Agriculture & Animal Husbandry Technology Co., Ltd. and its subsidiaries	4,013
- Miniso Youxuan Technology (Guangzhou) Co., Ltd.	741

Services received from related parties
- 1233 International Supply Chain Management Co., Ltd. and its subsidiaries	40,923
- Yunda Online (Shenzhen) Technology Co., Ltd.	35,661
- Shanghai Xuanhui Business Services Technology Co., Ltd.	31,138
- Yonghui Caishixian Development Co., Ltd. and its subsidiaries	3,567
- Tencent Cloud Computing (Beijing) Co., Ltd.	5,962
- Yonghui Yunjin Technology Co., Ltd. and its subsidiaries	2,774
- Fujian Xuanhui Real Estate Development Co., Ltd.	1,459
- Shenzhen Tencent Computer Systems Co., Ltd.	1,688
- Yonghui (Pucheng) Real Estate Development Co., Ltd.	603
- Fuzhou Xuanhui Real Estate Co., Ltd.	406

Funds usage fees paid to related parties
- ParknShop (China) Investment Co., Ltd.	1,755

Sales of products
- Yonghui Caishixian Development Co., Ltd. and its subsidiaries	92,579
- 1233 International Supply Chain Management Co., Ltd. and its subsidiaries	78

Services provided to related parties
- Sichuan Yongchuang Yaohui Supply Chain Management Co., Ltd.	6,396
- 1233 International Supply Chain Management Co., Ltd. and its subsidiaries	2,392
- Yonghui Caishixian Development Co., Ltd. and its subsidiaries	1,989
- Yonghui Yunjin Technology Co., Ltd. and its subsidiaries	1,415
- Beijing Youyi Envoy Trading Co., Ltd.	878
- Shanghai Xuanhui Business Services Technology Co., Ltd.	71
- Fujian Xingyuan Agriculture & Animal Husbandry Technology Co., Ltd. and its subsidiaries	5

Interest income received from related parties
- Fujian Huatong Bank Co., Ltd.	2,644

Rental expenses
- Yonghui Caishixian Supply Chain Management Co., Ltd.	5,670
-Fujian Xuanhui Real Estate Development Co., Ltd.	4,443
-Fuzhou Xuanhui Real Estate Co., Ltd.	924
-Sanming Xuanhui Real Estate Co., Ltd.	39
-Yonghui (Pucheng) Real Estate Development Co., Ltd.	1,363
-Zhang Xuansong	715

Interest on lease liabilities
-Fujian Xuanhui Real Estate Development Co., Ltd.	1,228
-Fuzhou Xuanhui Real Estate Co., Ltd.	527
-Sanming Xuanhui Real Estate Co., Ltd.	68
-Yonghui (Pucheng) Real Estate Development Co., Ltd.	676
-Zhang Xuansong	363

Rental Income
- Yonghui Caishixian Development Co., Ltd. and its subsidiaries	11,828

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

27.	RELATED PARTY TRANSACTIONS (continued)

(c)	Balances with related parties

As at 31 December 2025
RMB’000
Trade related:
Included in trade receivables from related parties:
- Yunda Online (Shenzhen) Technology Co., Ltd.	4,364
- 1233 International Supply Chain Management Co., Ltd. and its subsidiaries	1,644
- Yonghui Yunjin Technology Co., Ltd. and its subsidiaries	600
6,608

Included in prepayments, deposits and other receivables from related parties:
- Sichuan Yongchuang Yaohui Supply Chain Management Co., Ltd.	28,831
- Fujian Minwei Industrial Co., Ltd. and its subsidiaries	16,460
- Beijing Youyi Envoy Trading Co., Ltd.	14,808
- Shenzhen Tencent Computer Systems Co., Ltd.	270
- 1233 International Supply Chain Management Co., Ltd. and its subsidiaries	240
- Xiangcun High-Tech Agriculture Co., Ltd. and its subsidiaries	5
60,614

Included in trade payables to related parties:
- Yonghui Caishixian Development Co., Ltd. and its subsidiaries	75,489
- 1233 International Supply Chain Management Co., Ltd. and its subsidiaries	39,033
- Xiangcun High-Tech Agriculture Co., Ltd. and its subsidiaries	124
'- Fujian Xingyuan Agriculture & Animal Husbandry Technology Co., Ltd.	46
- Fujian Minwei Industrial Co., Ltd. and its subsidiaries	41
- Shanghai Xuanhui Business Services Technology Co., Ltd.	22
- Fuzhou YiJiuSanSan Bean Products Co., Ltd. and its subsidiaries	1
114,756

Included in other payables and accruals from related parties
- 1233 International Supply Chain Management Co., Ltd. and its subsidiaries	1,976
- Beijing Youyi Envoy Trading Co., Ltd.	29
- Shanghai Xuanhui Business Services Technology Co., Ltd.	21
- Yonghui Yunjin Technology Co., Ltd. and its subsidiaries	3
2,029

Included in lease liabilities due to related parties
- Fujian Xuanhui Real Estate Development Co., Ltd.	29,734
- Yonghui (Pucheng) Real Estate Development Co., Ltd.	19,300
- Zhang Xuansong	10,242
59,276

Non-trade related:
Included in prepayments, deposits and other receivables from related parties:
- Fuzhou YiJiuSanSan Bean Products Co., Ltd. and its subsidiaries	14,081
- Shenzhen Tencent Computer Systems Co., Ltd.	33
14,114

Included in other payables and accruals from related parties
- ParknShop (China) Investment Co., Ltd.	46,977
- 1233 International Supply Chain Management Co., Ltd. and its subsidiaries	8,633
- Shanghai Xuanhui Business Services Technology Co., Ltd.	5,558
- Yunda Online (Shenzhen) Technology Co., Ltd.	3,507
- Zhang Xuansong	2,916
- Fujian Xuanhui Real Estate Development Co., Ltd. and its subsidiaries	1,093
- Yonghui Yunjin Technology Co., Ltd. and its subsidiaries	411
- Yonghui (Pucheng) Real Estate Development Co., Ltd.	311
69,406

(d)	Cash deposited with related parties

As at 31 December 2025
RMB’000
Fujian Huatong Bank Co., Ltd.	300,048

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

28.	FAIR VALUE HIERARCHY OF FINANCIAL ASSETS

The following table presents the fair value of the Group’s financial instruments measured at the end of each reporting period presented on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement.

The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

Level 1: Fair value measured using only Level 1 inputs, i.e., unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2: Fair value measured using Level 2 inputs, i.e., observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available.

Level 3: Fair value measured using significant unobservable inputs.

The following table provides the fair value measurement hierarchy of the Group’s financial instruments as at 2025:

31 December 2025

Financial assets measured at fair value

	Fair value measurement categorised into
	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Financial assets at fair value through profit or loss
Listed equity investments	98,764	-	-	98,764
Mutual funds	757,118	-	-	757,118
Structured deposits	-	702,808	-	702,808
Unlisted investments, at fair value	-	-	3,051,000	3,051,000

Total	855,882	702,808	3,051,000	4,609,690

There have been no transfers between Level 1 and Level 2 during the period. The movements in fair value measurement in Level 3 during the period were as follows:

2025
RMB’000
At 1 April 2025	3,130,770
Total losses recognised in profit or loss	(4,884)
Disposal	(74,886)

At 31 December 2025	3,051,000

The fair values of listed equity investments, mutual funds, structured deposits are derived from quoted prices in active markets.

For financial instruments not traded in an active market, the Group uses valuation techniques to determine their fair value, applying the market approach as the valuation model.

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s exposure to market risk (including interest rate risk and foreign currency risk), equity price risk, credit risk and liquidity risk arises in the normal course of its business. These risks are managed by the Group’s financial management policies and practices described below:

Interest rate risk

All bank loans of the Group are at fixed interest rates. Accordingly, the Group is not exposed to the risk of fluctuations in market interest rates.

Foreign currency risk

The Group has low foreign currency risk because its business is principally conducted in China and most of the transactions are denominated in the Group’s functional currency.

Equity price risk

The Group's exposure to equity price risk relates principally to the Group’s investments in listed equity securities. Management manages this exposure by maintaining a portfolio of investments with different risks.

If the prices of the respective equity investments had been 5% higher/lower, with all other variables held constant, the Group’s fair value reserve would have increased/decreased by approximately RMB4,938,200 at 31 December 2025 as a result of the changes in the fair value of equity investments at fair value through profit or loss, and the profit after tax for the period would have increased/decreased by approximately RMB4,938,000 as a result of the changes in the fair value of financial assets at fair value through profit or loss.

Credit risk

All the Group’s cash and cash equivalents are held in major financial institutions located in China, which management believes are of high credit quality. The Group has policies in place to evaluate credit risk when accepting new business and to limit its credit exposure to individual customers.

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Credit risk (continued)

Maximum exposure and year-end staging

The tables below show the credit quality and the maximum exposure to credit risk based on the Group's credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and year-end staging classification as at 31 December 2025. The amounts presented are gross carrying amounts for financial assets and the exposure to credit risk for the financial guarantee contracts.

31 December 2025

	12-month expected credit losses	Lifetime expected credit losses
	Stage 1	Stage 2	Stage 3	Simplified approach	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Trade receivables*	-	-	-	184,280	184,280
Financial assets included in prepayments, deposits and other receivables	293,850	7,976	-	6,910	308,736
Other non-current assets	-	-	-	19,053	19,053
Restricted cash	614,109	-	-	-	614,109
Cash and cash equivalents	2,687,866	-	-	-	2,687,866

Total	3,595,825	7,976	-	210,243	3,814,044

*             For trade receivables to which the Group applies the simplified approach for impairment, information based on the provision matrix is disclosed in note 18 to the financial statements.

Liquidity risk

The Group aims to maintain sufficient cash and credit lines to meet its liquidity requirements. The Group finances its working capital requirements through a combination of funds generated from operations and bank and other borrowings.

The table below summarized the maturity profile of the Group’s non-derivative financial liabilities at 31 December 2025 based on contractual undiscounted payments including interest payments computed using contractual rates or, if floating, based on rates current at the end of the reporting period.

Period ended 31 December 2025

	Less than 12 months	1 to 5 years	More than 5 years	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Interest-bearing bank borrowings	3,973,875	867,128	-	4,841,003
Lease liabilities	1,235,036	5,117,398	7,265,212	13,617,646
Trade and other payables	8,112,447	-	-	8,112,447

Total	13,321,358	5,984,526	7,265,212	26,571,096

YONGHUI SUPERSTORES CO., LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

29.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Capital management

The Group’s objectives for managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. No changes in the objectives, policies or processes for managing capital were made during the period ended 31 December 2025.

The Group manages capital using the debt-to-asset ratio. The Group's debt-to-asset ratio as at 31 December 2025 was 94.6%.

30.	SEGMENT INFORMATION

The Group has one reporting segment. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group’s revenue and net income are substantially derived from retail business. The Group’s operations and long-lived assets are primarily based in China.

31.	EVENTS AFTER THE REPORTING PERIOD

During the period from January 23 to May 29, 2026, the Group reduced its shareholding in Chengdu Hongqi Chain Co., Ltd. by 40,281,100 shares. Upon completion of the reduction, Yonghui Superstore’s ownership interest in Chengdu Hongqi Chain Co., Ltd. decreased from 8.99% to 6.03%.

On March 21, 2026, the 11th Meeting of the Sixth Board of Directors approved the “Proposal on the Sale of the Remaining Equity Interest in Jointly Invested Subsidiary Yonghui Yunjin Technology Co., Ltd.”, resolving to transfer 28.095% of its equity interest in Yonghui Yunjin Technology Co., Ltd. to Paihui Technology Co., Ltd. for a total consideration of RMB 80,000,000.

On May 1,2026, the business registration changes regarding the disposal of the remaining equity interest in Yonghui Yunjin Technology Co., Ltd. have been completed. The second installment of RMB79,000,000 remains outstanding and is contractually due on or before 31 December 2026.

On April 13, 2026, the Group received the Arbitral Award (Shanghai International Arbitration Center, Case No. SHIAC (2024) No. 3170). The Respondents in this case are Dalian Yu Jin Trading Co., Ltd., Mr. Wang Jianlin, Mr. Sun Xishuang, and Yifang Group. After deliberation, the Arbitral Tribunal rendered the following award:

(i)	Dalian Yu Jin Trading Co., Ltd. shall pay the Group the outstanding share transfer consideration of RMB 3,639,089,071;

(ii)	Dalian Yu Jin Trading Co., Ltd. shall pay the Group accelerated maturity default penalties totaling RMB 218,345,345;

(iii)	Dalian Yu Jin Trading Co., Ltd. shall reimburse the Group for legal fees incurred by Yonghui Superstore in connection with this arbitration, amounting to RMB 2,001,017;

(iv)	Dalian Yu Jin Trading Co., Ltd. shall reimburse the Group for property preservation fees of RMB 45,000 and property preservation insurance premiums of RMB 1,783,329, both incurred by Yonghui Superstore in connection with this arbitration;

(v)	Mr. Wang Jianlin, Mr. Sun Xishuang, and Yifang Group shall jointly and severally guarantee the obligations of Dalian Yu Jin Trading Co., Ltd. under items (i) to (iv) above;

(vi)	The arbitration fees of RMB18,251,550 shall be borne jointly and severally by the Respondents; as the Group has fully prepaid such fees, the Respondents shall jointly and severally pay the Group RMB18,251,550.

On 22 May 2026, the competent court accepted the Group’s application for compulsory enforcement of the arbitral award against Dalian Yu Jin Trading Co., Ltd. and other relevant parties.

On 23 June 2026, the Group completed the cancellation of 149,999,828 repurchased shares at the China Securities Depository and Clearing Corporation Limited Shanghai Branch, with the registered capital correspondingly reduced from RMB9,075,036,993 to RMB8,925,037,165. The Group will subsequently proceed with the change of business registration and related formalities in accordance with statutory procedures.